Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

March 31, 2017

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
12.607% per annum Contingent Coupon Autocallable Yield Notes due March 30, 2018	March 28, 2017	F346
Digital Buffered Notes due October 1, 2020	March 28, 2017	K791
Buffered Accelerated Return Equity Securities due April 2, 2019	March 28, 2017	K792
Capped Buffer GEARS	March 28, 2017	K796
Buffered Accelerated Return Equity Securities due June 1, 2018	March 28, 2017	K799
Buffered Return Equity Securities due April 2, 2020	March 28, 2017	K800
Buffered Return Equity Securities due April 2, 2020	March 28, 2017	K801
Autocallable Securities due March 29, 2019	March 28, 2017	T975
Digital Plus Barrier Notes due April 1, 2021	March 28, 2017	T977
Absolute Return Digital Barrier Securities due March 31, 2022	March 28, 2017	T978

Accelerated Barrier Notes due April 1, 2019	March 24, 2017	T982
Digital Barrier Notes due October 1, 2018	March 24, 2017	T983
Digital Plus Barrier Notes due March 31, 2023	March 24, 2017	T985
Accelerated Barrier Notes due April 1, 2019	March 24, 2017	T986
Absolute Return Barrier Securities due March 31, 2022	March 24, 2017	T987
7.50% per annum Contingent Coupon Autocallable Yield Notes due June 29, 2018	March 28, 2017	U1959
6.00% per annum Contingent Coupon Autocallable Yield Notes due June 29, 2018	March 28, 2017	U1960
6.00% per annum Contingent Coupon Callable Yield Notes due March 31, 2022	March 28, 2017	U1961
Step-Up Contingent Coupon Callable Yield Notes due March 31, 2027	March 28, 2017	U1971
8.00% per annum Contingent Coupon Autocallable Yield Notes due March 31, 2022	March 28, 2017	U1972
8.50% per annum Contingent Coupon Autocallable Yield Notes due March 29, 2019	March 28, 2017	U1975

10.00% per annum Contingent Coupon Autocallable Yield Notes due March 29, 2019	March 28, 2017	U1976
8.00% per annum Contingent Coupon Callable Yield Notes due March 31, 2027	March 28, 2017	U1980
Step-Up Contingent Coupon Callable Yield Notes due March 31, 2027	March 28, 2017	U1981
7.25% per annum Contingent Coupon Callable Yield Notes due March 31, 2020	March 24, 2017	U1982
7.00% per annum Contingent Coupon Autocallable Yield Notes due September 28, 2018	March 28, 2017	U1985
5.60% Callable Daily Range Accrual Securities due March 31, 2022	March 28, 2017	U1988
Trigger Autocallable Contingent Yield Notes	March 29, 2017	U2008
Trigger Autocallable Contingent Yield Notes	March 29, 2017	U2014
28.00% per annum (corresponding to 14.00% for the term of the securities) Autocallable Yield Notes due October 3, 2017	March 29, 2017	F351